Filed Pursuant to Rule 424(b)(3)

Registration No. 333-179292-02

SUPPLEMENT dated July 26, 2012

(To Prospectus Supplement Dated June 26, 2012

to Prospectus Dated June 21, 2012)

$289,039,000 (Approximate)

Sequoia MORTGAGE Trust 2012-3

Mortgage Pass-Through Certificates, Series 2012-3

RWT Holdings, Inc., Sponsor

Redwood Residential Acquisition Corporation, Seller

Sequoia Residential Funding, Inc., Depositor

Sequoia Mortgage Trust 2012-3, Issuing Entity

The prospectus supplement is hereby revised as follows:

1.             The following paragraph shall supplement the information on the cover page of the prospectus supplement:

The Class A-IO1 Certificates with an aggregate class notional amount of $270,391,781 will be purchased by Barclays Capital Inc., as underwriter, from the depositor on July 31, 2012, and are being offered by the underwriter from time to time for sale to the public in negotiated transactions or otherwise at varying prices determined at the time of sale. Proceeds to the depositor from the sale of the Class A-IO1 Certificates to the underwriter will be $5,727,605 before deducting expenses. Compensation to the underwriter will equal the excess, if any, of the purchase price paid to the underwriter by investors in Class A-IO1 Certificates over the purchase price paid by the underwriter to the depositor.

2.             The third paragraph of the Risk Factor entitled “Financial Regulatory Reforms and Additional Proposed Regulations Could Have a Significant Impact on the Depositor, the Servicers or Any Successor Servicer or on the Value of the Certificates” beginning on page S-16 of the Prospectus Supplement shall be replaced with the following:

For example, the Dodd-Frank Act removes certain references to credit ratings in federal statutes. Among other things, effective on and after July 20, 2012, the Dodd-Frank Act removed the credit rating requirement in the term “mortgage related security” for purposes of SMMEA, and replaced it with a requirement to meet standards of creditworthiness as established by the SEC. The SEC has not yet established alternative standards of creditworthiness for purposes of SMMEA, although it is seeking public comment on the issue and has issued a transitional interpretation stating that until such alternative standards of creditworthiness are defined the credit rating requirement previously included in the statute is still applicable. If and when the alternative standards of creditworthiness are established, it is possible that the certificates will not constitute “mortgage related securities” for purposes of SMMEA. This could have a negative impact on the liquidity of your certificates.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and the prospectus described above, which should be read in their entirety by anyone considering an investment in the certificates.

Consider carefully the risk factors beginning on page S-14 of the prospectus supplement.

The investments referred to above are not insured or guaranteed by any governmental agency. Offers of these securities are made by prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved these securities or determined if the prospectus supplement listed above or this prospectus supplement are accurate or complete. Any representation to the contrary is a criminal offense.

Underwriter